AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

           THIS AMENDMENT (this “Amendment”) to the Agreement and Plan of Merger, dated as of January 7, 2016 (the “Agreement”), by and between Ohio Valley Banc Corp. (“OVBC”),  and Milton Bancorp, Inc. (“MB”), is made and entered into as of April 20, 2016, by and among OVBC and MB.

WITNESSETH:

WHEREAS, Section 8.01(c) of the Agreement provides that either party may terminate the Agreement by providing written notice to the other party if the merger of the parties has not been consummated by June 30, 2016 (the "Delay Date"), provided that the failure of the merger to be consummated by that date does not arise out of or result from the knowing action or inaction of the party seeking to terminate the Agreement;

WHEREAS, Section 9.02 of the Agreement provides that the Agreement may be amended by an agreement in writing executed in the same manner as the Agreement; and

WHEREAS, the Boards of Directors of each of the parties to the Agreement have authorized the execution of this Amendment;

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions set forth hereinafter and in the Agreement, OVBC and MB, intending to be legally bound hereby, agree that the date contained in Section 8.01(c) of the Agreement shall be changed from June 30, 2016, to August 6, 2016.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of OVBC and MB to be effective as of the date set forth in the first paragraph above.

ATTEST:	OHIO VALLEY BANC CORP.

By: /s/Cindy H. Johnston	By: /s/Thomas E. Wiseman
Thomas E. Wiseman, President and Chief Executive Officer

ATTEST:	MILTON BANCORP, INC.

By: /s/Erik Mullins	By: /s/John G. Jones
John G. Jones, Chairman and President